SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2002

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number: 1-4850

     A. Full title of plan and the address of the plan, if different from that of the issuer named below: CSC Outsourcing Inc. Hourly Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation 2100 East Grand Avenue El Segundo, CA 90245

INDEPENDENT AUDITORS' REPORT

Employee Retirement Plan Committee
Computer Sciences Corporation
El Segundo, California:

We have audited the accompanying statements of net assets available for benefits of CSC Outsourcing Inc. Hourly Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
June 13, 2003

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS

	December 31,
	2002	2001
ASSETS
Investments (Notes 2, 5 and 8):
Short-term	$ 7,516	$ 5,101
Long-term
Mellon Capital Government Bond Fund	1,100,655	1,008,764
Frank Russell Active Equity Fund	675,341	899,231
Computer Sciences Corporation common stock	343,432	510,519
Participant loans (Note 6)	1,705	7,360
Interest in Master Trust (Note 5)	1,843,043	1,835,410
Total investments	3,971,692	4,266,385

Receivables:
Participants' contributions	-	3,252
Employer contributions	-	1,395
Accrued income	6	11
Unsettled trades	-	1,505
Total receivables	6	6,163
Total Assets	3,971,698	4,272,548

LIABILITIES
Accrued expenses	893	1,139
Unsettled trades	1,933	2,485
Other	2,176	3,244
Total Liabilities	5,002	6,868
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,966,696 ========	$ 4,265,680 ========

See notes to financial statements

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	For the Years Ended
	December 31,
	2002	2001
ADDITIONS
Investment Income (Loss):
Net depreciation in fair value of investments	$ (315,421)	$ (225,522)
Interest	185	393
Dividends	55,739	58,658
Plan interest in Master Trust investment income	181,567	143,717
Net investment loss	(77,930)	(22,754)

Contributions:
Participant	113,683	132,774
Employer	52,061	56,667
	165,744	189,441
Total Additions	87,814	166,687

DEDUCTIONS
Distributions to participants (Notes 1 and 7)	382,757	305,402
Investment management fees	4,041	4,629
Total Deductions	386,798	310,031
Net Decrease	(298,984)	(143,344)

Net assets available for benefits at beginning of year	4,265,680	4,409,024
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 3,966,696 =========	$ 4,265,680 =========

See notes to financial statements

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Note 1     Description of the Plan

The following brief description of the CSC Outsourcing Inc. Hourly Savings Plan (the "Plan"), formerly the TMD Hourly Savings Plan, of Computer Sciences Corporation (the "Company") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan became effective May 2, 1992, as a result of the Company acquiring the Data Systems Division of General Dynamics Corporation. The Plan is administered by a committee consisting of four members who are appointed by the Board of Directors of the Company and serve without compensation, being reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the committee. The committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan. The Bank of New York (the "Trustee") is the trustee of the Plan. Certain administrative expenses (including Trustee fees) incurred for services rendered to the Plan are paid by the Company.

The Plan is a voluntary, contributory, defined contribution plan and is intended to satisfy the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the "Code"). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

Plan Termination Although it has not expressed any intention to do so, the Company reserves the right to discontinue contributions and to terminate the Plan subject to the provisions of ERISA. Upon such termination, the participants' rights to the Company's contributions vest immediately and the account balances are fully paid to the participants.

Interest in the Common/Collective Trust

The Plan's investments are in the common/collective trust ("CCT") which was established for the investment of assets of the Plan and several other Computer Sciences Corporation sponsored retirement plans. Participants direct the investments of their contributions into various investment options offered by the Plan. Each participating retirement plan has an undivided interest in the CCT. The assets of the CCT are held by the Trustee. At December 31, 2002 and 2001, the Plan's interest in the net assets of the CCT was approximately .18%. Investment income and administrative expenses relating to each discretionary or directed fund within the CCT are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund. As part of the CCT, a portion of the Plan's assets are held in a Master Trust managed by Black Rock Financial Management. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 89.1% and 88.4%, respectively.

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Participants in the CCT consist of the Computer Sciences Corporation Matched Asset Plan, CSC Outsourcing Inc. Hourly Savings Plan, CSC Outsourcing Inc. CUTW Hourly Savings Plan, Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, CSC/Hughes Retirement Plan, CSR's Range Employees Pension Plan, AEDC Contractors' Retirement Plan-ACS, Computer Sciences Corporation Cash Balance Plan, CSC/Raytheon Retirement Plan, CSC/E-Systems Pension Plan, and the CSC Pension Equity Plan (the "Plans").

Eligibility and Participation

Employees are eligible to participate on specified enrollment dates if they satisfy the Plan's service requirements, are hourly paid employees of the Company and are members of a collective bargaining unit for which participation in this Plan has been provided by negotiated agreement. A rehired eligible employee may receive service credit for his or her previous employment and is eligible to rejoin the Plan on the next enrollment date.

There were approximately 98 and 105 participating employees at December 31, 2002 and 2001, respectively.

Participant and Company Contributions

A participant may authorize before-tax and after-tax contributions to the Plan subject to a maximum level of contributions (a certain percentage of base earnings), as specified by the bargaining agreement covering the employee. Depending on the investment election option the participant elects, the Company will contribute, and forward to the trust fund $0.50 for each $1.00 of the employee matched contribution together with the participant's before-tax and after-tax contribution.

Participants in certain bargaining units who direct 100 percent of their contributions to the Plan's stock fund will receive a monthly matching contribution of $1.00 for each $1.00 of employee matched contributions. Participants under certain bargaining units may contribute additional unmatched contributions at various percentages of base earnings to a maximum specified by the union agreement covering the employee, but only if a participant contributes the maximum matched percentage for which he or she is eligible. The employee's base earnings deferred and contributed to the Trust fund cannot exceed $11,000 and $10,500 for calendar year 2002 and 2001, respectively, the maximum allowable under the Code. Effective January 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), the Plan permits participants age 50 and over to make additional "catch-up"

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

contributions in excess of the statutory limit. For 2002, such "catch-up" contributions could be made up to $1,000 a year, then they are increased each year by $1,000 until $5,000 in 2006, and then indexed in $500 increments. Annual after-tax contributions to the Plan (including employee and Company matching contributions) are limited to $30,000 for each participant. Any compensation deferral in excess of $11,000 and $10,500 in 2002 and 2001, respectively, and any after-tax contributions with matching Company contributions in excess of $30,000, together with income allocable to those excess contributions will be returned to a participant. Any matching Company contributions attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions.

Participants may change their investment elections as of any enrollment date if at least a 30 day prior notice is given. However, participants under certain circumstances may be eligible to change their investment elections within a 30 day window period. Participants may transfer their existing account balances in 25 percent increments. Transfer elections are effective on the first quarterly enrollment date following receipt of a 30 day prior notice from the participant.

Company contributions - In accordance with the provisions of the Plan, the Trustee must promptly invest matching Company contributions paid into the trust fund in the same funds as the participant contributions.

The Plan does not permit employees to rollover a qualified distribution from another plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and the Company's matching contribution and allocations of Plan earnings, and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting of Participants' Interests/Forfeitures

Participants are 100 percent vested at all times in their before-tax and after-tax contribution accounts. Each participant has a vested interest in the value of his or her Company matching contributions account and investment earnings thereon equal to 100 percent after completing five full years of service.

The five-year cliff vesting schedule is overridden under extraordinary circumstances as specified in the Plan document, in which the participant (or beneficiary(ies)) immediately becomes fully vested in all employer contributions and earnings, regardless of his or her number of years of service.

Any nonvested portion of the Company matching contributions account will be forfeited upon withdrawal from the Plan. Forfeitures may be applied to reduce future matching contributions by the Company.

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Distributable Amounts, Withdrawals and Refunds

The entire balance in all accounts is distributed to participants who retire, die, become disabled, are laid-off for four consecutive weeks, are discharged without fault, or who involuntarily enter military service. Participants who terminate for other reasons receive their vested balances.

While still an employee, a participant may make an in-service withdrawal of all or a portion of his or her after-tax contributions, subject to frequency of withdrawal penalties, as well as vested Company matching contributions, plus the earnings on those amounts. Upon at least a 30 day written notice to the Committee, a participant may make a hardship withdrawal of his or her before-tax and after-tax contributions, as well as vested Company matching contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant. Both types of withdrawals are subject to certain restrictions as described in the Plan document. No hardship withdrawals were made in 2002 and 2001.

Note 2     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain reclassifications have been made to the prior years' financial statements to conform to 2002 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Assets of the Plan

The assets of the Plan are held in a trust with four funds representing the investment options. The investment return in the respective funds is allocated to a participant based on his or her account balance. Contributions to, and payments from, the Plan are specifically identified to the applicable funds within the trust.

Security Transactions

Security transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

In general, participants in the CSC Stock Fund receive distributions in certificates for shares of the common stock of the Company.

Valuation of Investment Securities

Investments in common stocks and institutional investment vehicles are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in short-term securities are stated at cost which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Note 3     Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Committee believes that the Plan is designed and operated to qualify under Section 401(a) of the Code and, with respect to its qualified cash or deferred arrangement, under Section 401(k) of the Code.

Note 4     Reconciliation of Financial Statements to Form 5500

	December 31,
	2002	2001

Net assets available for benefits per the financial statements	$ 3,966,696	$ 4,265,680
Amounts allocated to withdrawing participants	(71,009)	(12,431)
Net assets available for benefits per Form 5500	$ 3,895,687 ========	$ 4,253,249 ========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31,
	2002	2001

Benefits paid to participants per the financial statements	$ 382,757	$ 305,402
Add: Amounts allocated to withdrawing participants at end of year	71,009	12,431
Less: Amounts allocated to withdrawing participants at start of year	(12,431)	(154,625)
Benefits paid to participants per the Form 5500	$ 441,335 ========	$ 163,208 ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002 but not yet paid as of that date.

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Note 5     Investment Funds

Participant contributions - Subject to rules the bargaining units have adopted, each participant has the right to designate one or more of the following investment funds established by the Committee for the investment of his or her compensation deferral contributions and after-tax contributions in percentages determined by the bargaining units.

The investment funds are held by the CCT. The fixed income fund investments are in a Master Trust.

The Fixed Income Fund

The Fixed Income Fund represents holdings of units in the Black Rock Core Bond Total Return which is managed by Black Rock Financial Management and held in the Computers Sciences Corporation Defined Contribution Fixed Income Black Rock Pool ("Master Trust"). It seeks to modestly outperform the total return (income plus capital appreciation) of the Lehman Aggregate Index while limiting the risk of underperformance versus the Index. The Lehman Brothers Aggregate Index primarily consists of U.S. Treasury, corporate, mortgage and asset-backed securities and attempts to replicate the total U.S. fixed income investment grade bond market. At December 31, 2002 and 2001, the Plan's interest in the Master Trust was approximately 89.1% and 88.4%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to participating plans based upon average monthly balances invested by each participating plan.

The following table represents the fair value of investments for the Master Trust.

	December 31,
	2002	2001
Investments at fair value:
Black Rock Core Bond Total Return Short-term investments	$ 2,068,241 -	$ 2,075,251 1,139
	$ 2,068,241 =========	$ 2,076,390 ========

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Investment income for the Master Trust is as follows:

	December 31,
	2002	2001
Investment income:
Net appreciation in fair value of investments	$ 72,514	$ 10,439
Dividends	132,294	150,965
Interest	51	169
	$ 204,859 =======	$ 161,573 =======

Mellon Capital Government Bond Fund

This fund is invested in bonds issued or guaranteed by the U.S. Government or U.S. Government agencies. This Fund is managed by Mellon Capital with the objective of tracking to the Intermediate Government Bond Index.

Frank Russell Active Equity Fund

This Fund's objective is to capture the long-term premium of equity returns while providing enhanced performance consistency. This Fund is diversified across a wide range of U.S. equity securities, and is benchmarked against the Russell 1000 Index, which includes large and intermediate capitalization issues. This Fund is invested in the Frank Russell Equity I Fund and is subadvised by about a dozen managers.

The CSC Stock Fund

This fund invests in shares of Computer Sciences Corporation (CSC) common stock. The Trustee may purchase CSC stock on national securities exchanges or elsewhere.

Note 6     Participant Loans

The Plan has a loan provision in place which is available to participants covered by certain bargaining units. The Plan allows participants to borrow from their vested account balances from a minimum of $500 to a maximum 50% of their vested account up to $50,000, subject to certain limitations. The loans bear interest at the prime rate quoted in the Wall Street Journal plus 1%.

Loan terms range from 1-5 years or up to 15 years for purchase of a primary residence. Loans are recorded at cost, which approximates fair value, on the Statements of Net Assets Available for Benefits.

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

The loans are deducted from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, pro rata from the funds based on their balances at the time. Loan repayments are reinvested in the participants' funds according to their current investment election. The repayments are similarly allocated among participants' accounts according to the priority specified in the Plan's rules.

Note 7     Benefits Payable

As of December 31, 2002 and 2001, net assets available for benefits included $71,009 and $12,431, respectively, due to participants who have elected to withdraw from the Plan but have not yet been paid.

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Note 8     Investments in Common/Collective Trust

The following table presents investments in the CCT at fair value.

	December 31,
	2002	2001
Investments at Fair Value as Determined by
Quoted Market Price
Cash (Overdraft)	$ (7,062,096)	$ 771,012
Short-term investment fund	82,631,988	31,776,435
Money market fund	134,905,932	147,720,071
Bonds and debentures	313,525,841	248,968,019
CSC common stock	271,451,187	368,094,643
International equity portfolios	80,999,745	74,180,890
Investment in registered investment companies
Active Allocation Fund	89,474,915	114,150,053
Brinson Balanced Fund	44,971,781	49,406,885
Brinson U.S. Equity Fund	121,505,104	143,755,664
Mellon Capital Aggr. Bond Fund	19,442,536	20,066,387
Mellon Corporate Bond Fund	128,727,920	123,016,531
Mellon EB Enhanced Asset Allocation Fund	72,130	113,334
Mellon EB Stock Index Fund	18,103,136	23,220,592
Mellon Equity Fund	252,041,662	235,054,154
Mellon Equity Completion Fund	100,432,455	97,126,946
Mellon Government Bond Fund	1,100,655	1,008,764
Mellon Index Fund	91,480	136,632
Mellon S&P 500 Index Fund	214,747,696	261,662,033
Pacific Mutual Enhanced Bond Fund	42,048,116	37,783,455
BlackRock Core Bond Fund	2,068,241	44,600,697
Vanguard High Yield Bond Fund	11,456,659	8,657,195
Mellon Balanced 40/60 Fund	25,197,973	19,959,575
Mellon Balanced 60/40 Fund	40,452,622	38,766,590
Mellon Balanced 80/20 Fund	49,760,056	52,413,718
Mellon S&P 500 Select Fund	29,669,793	32,348,755
Frank Russell Active Equity Fund	97,710,335	127,245,652
	2,165,527,862	2,302,004,682
		(continued)

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002
Table of CCT Investments, continued	December 31,
	2002	2001
Investment at Estimated Fair Value
Geewax Terker Hedge fund	14,208,865	14,165,469
Guaranteed investment contracts	208,402	211,992
	14,417,267	14,377,461

Investment at Cost, Which Approximates Fair Value
Employee loans	20,861,715	23,765,491
Total Common/Collective Trust	$ 2,200,806,844 ============	$ 2,340,147,634 ============
Plan's Interest in the Common/Collective Trust	$ 3,971,692 ============	$ 4,266,385 ============

The investment income (loss) of the CCT is summarized as follows:

	Year Ended December 31,
	2002	2001

Bonds and debentures	$ 10,015,510	$ 4,924,608
CSC common stock	(108,787,494)	(59,424,873)
International equity portfolios	(8,622,821)	(10,670,885)
Active Allocation Fund	(20,078,067)	(8,719,154)
Brinson Balanced Fund	(5,805,752)	1,285,968
Brinson Equity Fund	(24,647,781)	4,891,950
Mellon Capital Aggr. Bond Fund	690,020	418,623
Mellon Corporate Bond Fund	3,612,141	3,672,373
Mellon EB Enhanced Asset Allocation Fund	(17,344)	(8,058)
Mellon EB Stock Index Fund	(5,441,571)	(3,192,318)
Mellon Equity Fund	(66,788,887)	(33,622,902)
Mellon Equity Completion Fund	(19,801,599)	(9,200,978)
Mellon Government Bond Fund	41,899	23,420
Mellon Index Fund	(34,571)	(20,131)
Mellon S&P 500 Index Fund	(63,790,246)	(35,624,927)
Pacific Mutual Enhanced Bond Fund	4,264,662	3,040,266
BlackRock Core Bond Fund	72,514	262,365
Vanguard High Yield Bond Fund	(626,885)	(440,694)
		(continued)

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2002

Table of CCT investment income (loss), continued
	Year Ended December 31,
	2002	2001

Mellon Balanced 40/60 Fund	(782,720)	70,786
Mellon Balanced 60/40 Fund	(4,249,948)	(1,096,540)
Mellon Balanced 80/20 Fund	(9,206,704)	(3,670,567)
Mellon S&P 500 Select Fund	(8,038,147)	(3,246,340)
Frank Russell Active Equity Fund	(27,340,693)	(20,799,631)
Geewax Terker Hedge fund	(128,110)	58,709
Net depreciation in fair value of investments	(355,492,594)	(171,088,930)
Dividends	35,005,228	48,455,275
Interest	20,008,593	5,947,341
Common/Collective Trust Loss	$ (300,478,773) ===========	$ (116,686,314) ===========
Plan's Interest in the Common/Collective Trust Loss	$ (77,930) ===========	$ (22,754) ===========

Note 9     Related-Party Transactions

Certain short-term investment funds are managed by The Bank of New York. The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fees associated with these short-term investment funds were paid by the Company.

At December 31, 2002 and 2001, the Plan held 9,969 and 10,423 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $313,730 and $321,145, respectively.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN
Date: June 25, 2003	By: /s/ LEON J. LEVEL Leon J. Level Chairman, Computer Sciences Corporation Retirement Plans Committee

2002
Form 5500, Schedule H, Part IV, Line 4i
CSC Outsourcing Inc. Hourly Savings Plan
PN 010
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Mellon Capital Management Corp	Mutual Fund - Government Bond Fund	$ 1,033,442	$ 1,100,655
	Frank Russell Trust Company	Mutual Fund - Equity #1 Fund	1,095,094	675,341
*	Computer Sciences Corporation	Common Stock	313,730	343,432
	Computer Sciences Corporation	Employee Loan Fund (7.00%-10.50%, 5/10/02)	1,705	1,705
	CSC Defined Contribution Fixed Income BlackRock Pool	Mater Trust - Core Bond Fund	1,720,406	1,843,043

	Mellon Capital Management Corp.	Mellon Bank Temporary Investment Fund	1	1
	Bank of New York	BNY Short-Term Money Market Fund	7,515	7,515
		Short-term investment sub-total	7,516	7,516

Total Assets Held for Investment Purposes			$ 4,171,893 ========	$ 3,971,692 ========
*represents party in interest